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                        LEONARD GREEN & PARTNERS L.P.



July 20, 1999

Board of Directors of White Cap Industries, Inc.
WHITE CAP INDUSTRIES, INC.
3120 Airway Avenue
Costa Mesa, CA  92626

Gentlemen:

This letter will confirm that Leonard Green & Partners, L.P. ("LGP") on behalf of Green Equity Investors III, L.P. ("GEI III"), will commit to provide WC Recapitalization Corp. up to $114.5 million of Holding Company Zero Coupon Notes, Preferred Stock and Common Stock financing sufficient to complete the recapitalization of White Cap Industries, Inc. (the "Company") by Green Equity Investors III, L.P. and the management team of the Company at a cash purchase price of $16.50 per share (the "Recapitalization").

GEI III's investment will be provided immediately prior to the closing of the Recapitalization and is subject only to compliance with the Agreement and Plan of Merger to be executed by the Company and WC Recapitalization Corp. and as may be later amended (the "Agreement") and satisfaction of the conditions set forth therein, including receipt of the portion of the Financing to be provided by DLJ. LGP will cause WC Recapitalization Corp. to perform its obligations under the Agreement.

LGP understands that you will be relying on its commitments in this letter if the Company enters into the Agreement.

LGP is delighted to be part of a transaction that will bring substantial value to the public shareholders of White Cap Industries, Inc.

Very truly yours,

LEONARD GREEN & PARTNERS, L.P.

By:      LGP Management, Inc.



By:      /S/ PETER J. NOLAN
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         Peter J. Nolan